Exhibit (a)(5)(ii)

BFC Financial Corporation Announces Agreement for

$80 Million Loan to Finance BBX Capital Corporation Tender Offer

FORT LAUDERDALE, Florida – April 17, 2015 – BFC Financial Corporation (“BFC”) (OTCQB: BFCF) announced today that it has entered into a Loan Agreement and Promissory Note pursuant to which a wholly owned subsidiary of Bluegreen Corporation (“Bluegreen”) has agreed to provide an $80 million loan to BFC which may be used to fund BFC’s previously announced tender offer to purchase up to 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (“BBX Capital”) at a cash purchase price of $20.00 per share. Amounts outstanding on the loan will bear interest at a rate of 10% per annum. Payments of interest only will be required on a quarterly basis, with all outstanding amounts being due and payable at the end of five years. BFC will be permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness. BFC and BBX Capital own 54% and 46%, respectively, of Woodbridge Holdings, LLC, which owns 100% of Bluegreen.

BFC intends to use cash on hand to purchase shares in the tender offer and to pay related fees and expenses to the extent the funds required to do so exceed $80 million. Accordingly, the financing condition to the tender offer has been satisfied or waived, and the consummation of the tender offer is no longer subject to a financing condition. However, the tender offer remains subject to certain other conditions, including that BFC determines that the purchase of shares in the tender offer will not be reasonably likely to result in BBX Capital’s Class A Common Stock being delisted from the New York Stock Exchange or deregistered under the Securities Exchange Act of 1934. Alan B. Levan, Chairman, Chief Executive Officer and President of BFC said, “We are pleased that the financing is now in place and expect that we will be in a position to consummate the tender offer next week.”

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, April 24, 2015, unless extended by the Company. The complete terms and conditions of the tender offer are contained in the Offer to Purchase (as amended) and related Letter of Transmittal. See “Additional Information and Where to Find it” below. Georgeson Inc. is the Information Agent for the tender offer. Computershare Trust Company, N.A. is the Depositary for the tender offer.

Additional Information and Where to Find it

This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release is for informational purposes only. The offer to purchase the shares of BBX Capital’s Class A Common Stock and the solicitation of the shares is being made only pursuant to the Offer to Purchase (as amended) and Related Letter of Transmittal, which have been mailed to BBX Capital’s shareholders and filed with the Securities and Exchange Commission (the "SEC"). BFC has also filed a Tender Offer Statement on Schedule TO and amendments thereto with the SEC. BBX Capital’s shareholders should read the tender offer materials and the documents incorporated therein by reference because they contain important information, including the various terms and conditions of the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. BFC’s other public filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are also available for free on the SEC’s website at www.sec.gov. BBX Capital’s shareholders may also obtain the offer to purchase, letter of transmittal and other related materials in connection with the tender offer by contacting Georgeson Inc., the Information Agent for the tender offer, toll-free at (877) 507-1756. BBX Capital’s shareholders should read these materials carefully before making any decision with respect to the tender offer.

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include a 51% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. BBX Capital, a New York Stock Exchange listed company, is involved in the acquisition, ownership, management, joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses.

As of December 31, 2014, BFC had total consolidated assets of approximately $1.4 billion, shareholders' equity attributable to BFC of approximately $252.9 million, and total consolidated equity of approximately $446.7 million. BFC’s book value per share at December 31, 2014 was $3.03.

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen Corporation (“Bluegreen Vacations”) is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based service resort management, financial services, and sales and marketing on behalf of third parties.

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership, management of, joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its holding company, BFC Financial Corporation (OTCQB: BFCF), have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX and BFC own 100% of Bluegreen. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide.

As of December 31, 2014, BBX Capital had total consolidated assets of $392.9 million, shareholders' equity attributable to BBX Capital of approximately $309.8 million, and total consolidated equity of approximately $311.3 million.  BBX Capital’s book value per share at December 31, 2014 was $19.16.

For further information, please visit our family of companies:

BFC Financial Corporation: www.BFCFinancial.com

Bluegreen Corp.: www.BluegreenVacations.com

BBX Capital: www.BBXCapital.com

Renin Corp.: www.ReninCorp.com

RoboVault: www.RoboVault.com

BBX Sweet Holdings: Hoffman’s Chocolates: www.Hoffmans.com, Williams & Bennett:

www.WilliamsandBennett.com, Jer’s Chocolates: www.Jers.com, Helen Grace Chocolates: www.HelenGrace.com, and Anastasia Confections: www.AnastasiaConfections.com

BFC Financial Contact Info:

Investor Relations: Leo Hinkley, Managing Director, 954- 940-4994

Email: LHinkley@BFCFinancial.com

Media Contact: Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the tender offer described in this press release, including that the conditions to closing the tender offer may not be satisfied, risks relating to the continued listing of BBX Capital’s Class A Common Stock on the New York Stock Exchange and the continued status of BBX Capital as an SEC reporting company, and the risk that the expected benefits to BFC from the tender offer may not be realized or maintained. Reference is also made to the risks and uncertainties detailed in reports filed by BFC with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC's website at www.sec.gov. BFC cautions that the foregoing factors are not exclusive.